MANAGEMENT'S REPORT
Management’s Responsibility on Financial Statements
The consolidated financial statements of TransGlobe Energy Corporation were prepared by management within acceptable limits of materiality and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.
The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgments made by management.
To ensure the integrity of the consolidated financial statements, we carefully select and train qualified personnel. We also ensure our organizational structure provides appropriate delegation of authority and division of responsibilities. Our policies and procedures are communicated throughout the organization and include a written Code of Conduct that applies to all employees, including the Chief Executive Officer and Chief Financial Officer.
Deloitte LLP, an independent firm of registered Chartered Accountants appointed by the shareholders, have conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Audit Committee, consisting of five independent directors, has met with representatives of Deloitte LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements.
Management’s Report On Internal Control Over Financial Reporting
Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records are properly maintained to facilitate the preparation of consolidated financial statements for reporting purposes. Management’s evaluation concluded that the internal control over financial reporting was effective as of December 31, 2012.

Signed by:

“Ross G. Clarkson”	“Randy C. Neely”

Ross G. Clarkson	Randy C. Neely
President & Chief Executive Officer	Vice President, Finance & Chief Financial Officer

March 5, 2013

2012	1

REPORT OF THE INDEPENDENT REGISTERED ACCOUNTANTS
To the Board of Directors and Shareholders of TransGlobe Energy Corporation
We have audited the accompanying consolidated financial statements of TransGlobe Energy Corporation and subsidiaries, which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, and the consolidated statements of earnings and comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the years ended December 31, 2012 and December 31, 2011, and a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of TransGlobe Energy Corporation and subsidiaries as at December 31, 2012 and December 31, 2011, and their financial performance and cash flows for the years ended December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other Matters
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
March 5, 2013
Calgary, Canada

2	2012

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of TransGlobe Energy Corporation
We have audited the internal control over financial reporting of TransGlobe Energy Corporation and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2012 of the Company and our report dated March 5, 2013 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants
March 5, 2013
Calgary, Canada

2012	3

Consolidated Statements of Earnings and Comprehensive Income
(Expressed in thousands of U.S. Dollars, except per share amounts)

	Notes	2012	2011
REVENUE
Oil sales, net of royalties	6	$317,666	$247,754
Derivative gain (loss) on commodity contracts		(125)	(807)
Finance revenue	7	452	467
		317,993	247,414

EXPENSES
Production and operating		52,367	36,662
General and administrative	20, 23	28,206	18,893
Foreign exchange (gain) loss		(105)	310
Finance costs	7	13,901	4,983
Exploration		368	1,561
Depletion, depreciation and amortization	13	46,946	35,081
Unrealized (gain) loss on financial instruments	17	425	—
Impairment of exploration and evaluation assets	12	76	12,147
Gain on acquisition	4	—	(13,187)
		142,184	96,450

Earnings before income taxes		175,809	150,964

Income tax expense (recovery) – current	11	88,603	74,017
– deferred	11	(528)	(4,445)
		88,075	69,572
NET EARNINGS AND COMPREHENSIVE INCOME FOR THE YEAR		$87,734	$81,392

Earnings per share	21
Basic		$1.20	$1.12
Diluted		$1.16	$1.09
See accompanying notes to the Consolidated Financial Statements.

4	2012

Consolidated Balance Sheets
(Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	December 31, 2012	December 31, 2011
ASSETS
Current
Cash and cash equivalents	8	$82,974	$43,884
Accounts receivable	9	221,017	162,225
Derivative commodity contracts		—	125
Prepaids and other		6,813	7,441
		310,804	213,675
Non-Current
Restricted cash	10	782	2,226
Intangible exploration and evaluation assets	12	48,414	17,453
Property and equipment
Petroleum properties	13	280,895	280,524
Other assets	13	4,350	3,748
Goodwill	14	8,180	8,180
		$653,425	$525,806

LIABILITIES
Current
Accounts payable and accrued liabilities	15	$48,587	$73,692
		48,587	73,692
Non-Current
Long-term debt	16	16,885	57,609
Convertible debentures	17	98,742	—
Deferred taxes	11	52,363	52,891
Other long-term liabilities		988	1,122
		217,565	185,314

SHAREHOLDERS’ EQUITY
Share capital	19	158,721	154,263
Contributed surplus		11,714	8,538
Retained earnings		265,425	177,691
		435,860	340,492
		$653,425	$525,806
See accompanying notes to the Consolidated Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
President and CEO,	Director
Director

2012	5

Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in thousands of U.S. Dollars)

	Notes	2012	2011

Share Capital
Balance, beginning of year		$154,263	$80,106
Stock options exercised	19	3,333	1,946
Share issuance	19	—	75,594
Share issue costs	19	—	(4,011)
Transfer from contributed surplus on exercise of options	19	1,125	628
Balance, end of year		$158,721	$154,263

Contributed Surplus
Balance, beginning of year		$8,538	$5,785
Share-based compensation expense	20	4,301	3,381
Transfer to share capital on exercise of options		(1,125)	(628)
Balance, end of year		$11,714	$8,538

Retained Earnings
Balance, beginning of year		$177,691	$96,299
Net earnings and total comprehensive income		87,734	81,392
Balance, end of year		$265,425	$177,691
See accompanying notes to the Consolidated Financial Statements.

6	2012

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. Dollars)

		Year Ended	Year Ended
	Notes	December 31, 2012	December 31, 2011
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings for the year		$87,734	$81,392
Adjustments for:
Depletion, depreciation and amortization	13	46,946	35,081
Deferred lease inducement		458	350
Impairment of exploration and evaluation costs	12	76	12,147
Stock-based compensation	20	4,502	3,062
Finance costs	7	13,901	4,983
Income tax expense		88,075	69,572
Gain on acquisition		—	(13,187)
Unrealized (gain) loss on commodity contracts		125	177
Unrealized (gain) loss on financial instruments		425	—
Unrealized (gain) loss on foreign currency translation		(141)	416
Income taxes paid		(88,603)	(74,017)
Changes in non-cash working capital	25	(59,506)	(56,346)
Net cash generated by (used in) operating activities		93,992	63,630

INVESTING
Additions to intangible exploration and evaluation assets	12	(5,384)	(6,991)
Additions to petroleum properties	13	(45,386)	(61,266)
Additions to other assets	13	(881)	(1,861)
Business acquisitions	4	(27,259)	(73,836)
Changes in restricted cash		1,445	1,161
Changes in non-cash working capital	25	(25,311)	24,690
Net cash generated by (used in) investing activities		(102,776)	(118,103)

FINANCING
Issue of common shares for cash	19	3,333	77,540
Issue costs for common shares	19	—	(4,011)
Financing costs		(440)	—
Interest paid		(6,737)	(3,550)
Issue of convertible debentures	17	97,851	—
Issue costs for convertible debentures	17	(4,630)	—
Repayments of long-term debt		(41,550)	(30,000)
Increase (decrease) in other long-term liabilities		(592)	772
Changes in non-cash working capital	25	—	139
Net cash generated by (used in) financing activities		47,235	40,890
Currency translation differences relating to cash and cash equivalents		639	(315)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		39,090	(13,898)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		43,884	57,782
CASH AND CASH EQUIVALENTS, END OF YEAR		$82,974	$43,884
See accompanying notes to the Consolidated Financial Statements.

2012	7

As at December 31, 2012 and December 31, 2011 and for the years then ended
(Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board effective as of December 31, 2012.
These Consolidated Financial Statements were authorized for issue by the Board of Directors on March 5, 2013.
Basis of measurement
The accounting policies used in the preparation of these Consolidated Financial Statements are described in Note 3, Significant Accounting Policies.
The Company prepared these Consolidated Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Consolidated Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents, derivative commodity contracts and convertible debentures that have been measured at fair value. The method used to measure fair value is discussed further in Notes 3 and 5.
Functional and presentation currency
In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.
3. SIGNIFICANT ACCOUNTING POLICIES
The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.
Basis of consolidation
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity, it is exposed to or has rights to variable returns associated with its involvement in the entity, and it has the ability to use that power to influence the amount of returns it is exposed to or has rights to. In assessing control, potential voting rights that currently are exercisable are taken into account. The Consolidated Financial Statements include the financial statements of the Company and its controlled subsidiaries.
The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.
All intra-company transactions, balances, income and expenses, unrealized gains and losses are eliminated on consolidation.
Joint Interests
The Company conducts many of its oil and gas production activities through jointly controlled assets and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.
Foreign currency translation
The Consolidated Financial Statements are presented in U.S. dollars. The Company's reporting and functional currency is the U.S. dollar as this is the principal currency of the primary economic environment the entity operates in and is normally the one in which it primarily generates and expends cash. Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions.
Monetary assets and liabilities denominated in foreign currencies at the reporting date are re-translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between its functional currency equivalent at the beginning of the period or when the transaction was entered into if it occurred during the period and the functional currency equivalent translated at the exchange rate at the end of the period.
Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. The foreign currency gain or loss on non-monetary items is the difference in fair value measured in the functional currency between measurement dates.

8	2012

Use of estimates and judgments
Timely preparation of the financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. The effect of these estimates, assumptions and the use of judgments are explained throughout the notes to the Consolidated Financial Statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.
The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities are discussed below.
Recoverability of asset carrying values
The recoverability of development and production asset carrying values are assessed at the cash-generating unit ("CGU") level. Determination of what constitutes a CGU is subject to management judgments. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of the Company's petroleum properties, each CGU's carrying value is compared to its recoverable amount, defined as the greater of its fair value less costs to sell and value-in-use. As at December 31, 2012 and December 31, 2011, the recoverable amounts of the Company's CGU's were estimated as their fair value less costs to sell based on the net present value of the after-tax cash flows from the oil reserves of each CGU based on reserves estimated by the Company's independent reserve evaluator.
Key input estimates used in the determination of cash flows from oil reserves include the following:

•
Reserves - Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may result in reserves being restated.

•
Oil prices - The cash flow model uses forward oil price estimates. Commodity prices have fluctuated significantly in recent years, and the forward price estimates used in the cash flow model may not align with actual future oil prices.

•
Discount rate - The discount rate used to determine the net present value of future cash flows is based on the Company's estimated weighted average cost of capital. Changes in the economic environment could change the Company's weighted average cost of capital.

Impairment tests were carried out at December 31, 2012 and were based on fair value less costs to sell calculations, using a discount rate of 15% on future after-tax cash flows and the following forward oil price estimates per the independent reserve evaluator:

	Egypt	Yemen
	Oil	Oil
Year	$/Bbl	$/Bbl
2013	97.76	107.50
2014	95.04	105.83
2015	92.64	103.41
2016	94.40	105.72
2017	93.03	104.63
Thereafter*	2.0%	2.0%
* Percentage change represents the increase in each year after 2017 to the end of the reserve life.
Depletion of petroleum properties
Depletion of petroleum properties is calculated based on total Proved plus Probable reserves as well as estimated future development costs associated with these reserves as determined by the Company's independent reserve evaluator. See above for discussion of estimates and judgments involved in reserve estimation.
Income taxes
The measurement of income tax expense, and the related provisions on the Consolidated Balance Sheets, is subject to uncertainty associated with future recoverability of oil reserves, commodity prices, the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.
Financial instruments
The fair values of financial instruments are estimated based upon market and third party inputs. These estimates are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk.
Share-based payments
The fair value estimates of equity-settled and cash-settled share-based payment awards depend on certain assumptions including share price volatility, risk free interest rate, the term of the awards, and the forfeiture rate which, by their nature, are subject to measurement uncertainty.

2012	9

Cash equivalents
Cash equivalents includes short-term, highly liquid investments that mature within three months of the date of their purchase.
Financial instruments
Non-derivative financial instruments
Non-derivative financial instruments comprise investment in cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, convertible debentures and long-term debt. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.
Financial assets and liabilities at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition, such as cash and cash equivalents and convertible debentures. Financial instruments are designated at fair value through profit or loss if the Company makes purchase and sale decisions based on their fair value in accordance with the Company's documented risk management strategy. Upon initial recognition, any transaction costs attributable to the financial instruments are recognized through earnings when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in earnings.
Other
Other non-derivative financial instruments, such as accounts receivable, accounts payable and accrued liabilities, restricted cash and long-term debt are measured initially at fair value, then at amortized cost using the effective interest method, less any impairment losses.
Derivative financial instruments
The Company enters into certain financial derivative contracts from time to time in order to reduce its exposure to market risks from fluctuations in commodity prices. These instruments are not used for trading or speculative purposes. The Company does not designate financial derivative contracts as effective accounting hedges, and thus does not apply hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, the Company's policy is to classify all financial derivative contracts as at fair value through profit or loss and to record on the Consolidated Balance Sheet at fair value. Attributable transaction costs are recognized in earnings when incurred. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.
Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity.
Property and equipment and intangible exploration and evaluation assets
Recognition and measurement
Exploration and evaluation ("E&E") costs related to each license/prospect are initially capitalized within "intangible exploration and evaluation assets." Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable expenses, including remuneration of production personnel and supervisory management, and the projected costs of retiring the assets (if any), but do not include pre-licensing costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to earnings as they are incurred and presented as exploration expenses on the Consolidated Statements of Earnings and Comprehensive Income.
Tangible assets acquired for use in E&E activities are classified as other assets; however, to the extent that such a tangible asset is consumed in developing an intangible exploration asset, the amount reflecting that consumption is recorded as part of the cost of the intangible exploration and evaluation asset.
Intangible exploration and evaluation assets are not depleted. They are carried forward until technical feasibility and commercial viability of extracting a mineral resource is determined. The technical feasibility and commercial viability is considered to be determined when proved and/or probable reserves are determined to exist or they can be empirically supported with actual production data or conclusive formation tests. A review of each CGU is carried out at least annually. Intangible exploration and evaluation assets are transferred to petroleum properties as development and production ("D&P") assets upon determination of technical feasibility and commercial viability. The intangible E&E assets being transferred to D&P assets are subject to impairment testing upon transfer.
Petroleum properties and other assets are measured at cost less accumulated depletion, depreciation, and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, including qualifying E&E costs on reclassification from intangible exploration and evaluation assets, and for qualifying assets, where applicable, borrowing costs. When significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items.

10	2012

Gains and losses on disposal of items of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in earnings immediately.
Subsequent costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as petroleum properties or other assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in earnings as incurred. Such capitalized property and equipment generally represent costs incurred in developing Proved and/or Probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.
The carrying amount of any replaced or sold component is derecognized.
Depletion, depreciation and amortization
The depletion, depreciation and amortization of petroleum properties and other assets are recognized in earnings.
The net carrying value of D&P assets included in petroleum properties is depleted using the unit of production method by reference to the ratio of production in the year to the related proved and probable reserves using estimated future prices and costs. Costs subject to depletion include estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserve engineers at least annually.
Proved and probable reserves are estimated using independent reserve evaluator reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially viable. The specified degree of certainty must be a minimum 90% statistical probability that the actual quantity of recoverable reserves will be more than the amount estimated as proved and a minimum 50% statistical probability for proved and probable reserves to be considered commercially viable.
Furniture and fixtures are depreciated at declining balance rates of 20% to 30%, whereas vehicles and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives.
Depreciation methods, useful lives and residual values are reviewed at each reporting date.
Goodwill
Goodwill arises on the acquisition of businesses.
Recognition and measurement
Goodwill represents the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative, it is recognized immediately in earnings.
Subsequent measurement
Goodwill is measured at cost less accumulated impairment losses.
Goodwill is not amortized but instead tested for impairment annually, or at any time there are indications of impairment.
Impairment
Financial assets carried at amortized cost
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of the asset.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Any such reversal is recognized in profit or loss.
Non-financial assets
The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment, except for E&E assets and goodwill, which are reviewed when circumstances indicate impairment may exist and at least annually, as discussed in more detail below. If any such indication exists, then the asset’s recoverable amount is estimated.
For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The Company’s CGU’s are not larger than a segment. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

2012	11

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to reduce the carrying amounts of the other assets in the CGUs on a pro-rata basis.
Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.
For goodwill, the recoverable amount is estimated each year on December 31. An impairment loss in respect of goodwill is calculated by reference to the recoverable amount determined at that time. Costs of exploring for and evaluating petroleum properties are capitalized and the resulting intangible E&E assets are tested for impairment by reference to CGU’s. E&E assets are assessed for impairment when they are reclassified to petroleum properties and also if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. Any resulting impairment loss is recognized through earnings.
The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to CGU’s that are expected to benefit from the synergies of the combination. E&E assets are allocated to the CGU’s when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to D&P assets (petroleum properties).
An impairment loss in respect of goodwill is not reversed.
Share-based payment transactions
Equity-settled transactions
The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which equity instruments are granted and is recognized as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. Fair value is determined by using the lattice-based binomial option pricing model. In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the company (market conditions). Awards where vesting is conditional upon a market condition are treated as vesting regardless of whether the market condition is satisfied as long as all other conditions are satisfied. An estimated forfeiture rate is taken into consideration when assigning a fair value to options granted such that no expense is recognized for awards that do not ultimately vest.
At each financial reporting date before vesting, the cumulative expense is calculated; representing the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous financial reporting date is recognized in earnings, with a corresponding entry in equity.
When the terms of an equity-settled award are modified or a new award is designated as replacing a cancelled or settled award, the cost based on the original award terms continues to be recognized over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification. No reduction is recognized if this difference is negative.
Cash-settled transactions
The cost of cash-settled transactions is measured at fair value using the lattice-based binomial pricing model and recognized as an expense over the vesting period, with a corresponding liability recognized on the balance sheet.
The grant date fair value of options granted to employees is recognized as compensation expense, within general and administrative expenses, with a corresponding increase in accounts payable and accrued liabilities, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and non-market vesting conditions are met. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized through profit or loss.
Provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.
Revenue recognition
Revenues associated with the sales of the Company's crude oil are recognized by reference to actual volumes produced and quoted market prices in active markets for identical assets, adjusted according to specific terms and conditions as applicable, when the significant risks and rewards of ownership have been transferred, which is when title passes from the Company to its customer. Crude oil produced and sold by the Company below or above its working interest share in the related resource properties results in production under-liftings or over-liftings. Under-liftings are recorded as inventory and over-liftings are recorded as deferred revenue.

12	2012

Pursuant to the PSCs associated with the Company's operations, the Company and other non-governmental partners (if applicable) pay all operating and capital costs for exploration and development. Each PSC establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint interest partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company's share and is recorded net of royalty payments to the respective government. For the Company's international operations, all government interests, except for income taxes, are considered royalty payments. The Company's revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.
Finance revenue and costs
Finance revenue comprises interest income on funds invested. Interest income is recognized as it accrues in earnings, using the effective interest method.
Finance costs comprises interest expense on borrowings, negative changes in the fair value of certain financial assets or liabilities measured at fair value through profit or loss, and impairment losses recognized on financial assets.
Borrowing costs incurred for qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. Qualifying assets are those that necessarily take a substantial period of time to get ready for their intended use or sale. All other borrowing costs are recognized in earnings using the effective interest method.
Foreign currency gains and losses, reported under finance revenue and costs, are reported on a net basis.
Income tax
The Company's contractual arrangements in foreign jurisdictions stipulate that income taxes are paid by the respective government out of its entitlement share of production sharing oil. Such amounts are included in current income tax expense at the statutory rate in effect at the time of production.
The Company determines the amount of deferred income tax assets and liabilities based on the difference between the carrying amounts of the assets and liabilities reported for financial accounting purposes from those reported for tax. Deferred income tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred income tax assets associated with unused tax losses are recognized to the extent it is probable the Company will have sufficient future taxable earnings available against which the unused tax losses can be utilized.
Business combinations
Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Company. Control is the power to govern the financial and operating policies of an entity so as to obtain the benefits from its activities. In assessing control, the Company takes into consideration potential voting rights that currently are exercisable. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another.
The Company measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination has been achieved in stages, the fair value of the existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.
When the excess is negative, a bargain purchase gain is recorded immediately in earnings.
Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Company to the previous owners of the acquiree, and equity interests issued by the Company.
New accounting policies
IFRS 7 (revised) "Financial Instruments: Disclosures"
In October 2010, the International Accounting Standards Board ("IASB") issued amendments to IFRS 7 to provide additional disclosure on the transfer of financial assets including the possible effects of any residual risks that the transferring entity retains. These amendments are effective for annual periods beginning after July 1, 2011. In December 2011, the IASB issued further amendments to IFRS 7 to provide additional disclosures about offsetting financial assets and financial liabilities on the entity's balance sheet when permitted. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company has adopted these amendments for the year ended December 31, 2012. These amendments had no material impact to the Consolidated Financial Statements.

2012	13

IAS 12 (revised) “Income Taxes”
In December 2010, the IASB issued amendments to IAS 12 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendments introduce a presumption that entities will assess whether the carrying value of an asset will be recovered through the sale of the asset. These amendments are effective for annual periods beginning on or after January 1, 2012; therefore, the Company has adopted them for the year ended December 31, 2012. These amendments had no material impact on the Consolidated Financial Statements.
Future changes to accounting policies
As at the date of authorization of these Consolidated Financial Statements the following Standards and Interpretations which have not yet been applied in these Consolidated Financial Statements have been issued but are not yet effective:
IFRS 9 (revised) "Financial Instruments: Classification and Measurement"
In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, "Financial Instruments: Recognition and Measurement". In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.
IFRS 10 (new) "Consolidated Financial Statements"
In May 2011, the IASB issued IFRS 10 to replace SIC-12, "Consolidation - Special Purpose Entities", and parts of IAS 27, "Consolidated and Separate Financial Statements". IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IFRS 11 (new) "Joint Arrangements"
In May 2011, the IASB issued IFRS 11 to replace IAS 31, "Interests in Joint Ventures", and SIC-13, "Jointly Controlled Entities - Non-monetary Contributions by Venturers". IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IFRS 12 (new) "Disclosure of Interests in Other Entities"
In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IFRS 13 (new) "Fair Value Measurement"
In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IAS 1 (revised) “Presentation of Financial Statements”
In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IAS 19 (revised) “Employee Benefits”
In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.
IAS 28 (revised) “Investments in Associates and Joint Ventures”
In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.

14	2012

IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.
4. BUSINESS COMBINATIONS
Cepsa Egypt SA B.V.
On July 26, 2012, the Company closed a Share Purchase Agreement to acquire 100% of the common shares of Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A.U. (“Cepsa”). Cepsa Egypt holds an operated 50% working interest in the South Alamein PSC in Egypt. In conjunction with the EP Energy LLC business combination that was completed in the second quarter of 2012, this transaction brought the Company’s working interest in the South Alamein concession to 100%. The transaction was structured as an all-cash deal, effective July 1, 2012, funded through working capital. Total consideration for the transaction was $4.5 million, which represents an initial $3.0 million base purchase price plus $1.5 million in consumable drilling equipment inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.
This acquisition was accounted for using the acquisition method. The Company consolidated the underlying assets acquired and liabilities assumed as at the acquisition date.
The estimated fair values assigned to the assets acquired and liabilities assumed were based on internal estimates. The consideration paid was equal to the fair values of the net identifiable assets acquired and as a result there was no goodwill or bargain purchase gain recognized on acquisition.
The consideration paid and fair values of the identifiable assets acquired and liabilities assumed by the Company are as follows:

Fair value of net assets acquired (000s)
Property and equipment – intangible exploration and evaluation assets	$4,235
Property and equipment – other assets	279
Working capital	30
Total cost of acquisition	$4,544
The fair value of the acquired working capital approximates its carrying value due to its short-term nature.
The Consolidated Financial Statements include the results of operations, working capital and other adjustments recorded for the 158 days remaining in the period ended December 31, 2012 after closing. The business acquired contributed an after-tax loss of $0.7 million to the Consolidated Statement of Earnings and Comprehensive Income for the year ended December 31, 2012, and contributed no revenue since it does not currently have production or sales. Had the transaction closed on January 1, 2012, the incremental after-tax loss reported by the Company is estimated to have been $2.4 million for the year ended December 31, 2012.
Costs related to the acquisition in the amount of $0.1 million were expensed as incurred in 2012 and included in general and administrative expenses in the Consolidated Statement of Earnings and Comprehensive Income.
EP Energy LLC
On June 7, 2012, the Company closed a Share Purchase Agreement to acquire 100% of the common shares of a wholly-owned subsidiary of EP Energy LLC, which holds, through wholly-owned subsidiaries, a non-operated 50% working interest in the South Alamein PSC in Egypt and an operated 60% working interest in the South Mariut PSC in Egypt. The transaction was structured as an all-cash deal, effective April 1, 2012, funded through working capital and the proceeds of the issuance of convertible debentures. Total consideration for the transaction was $22.9 million, which represents an initial $15.0 million base purchase price plus $7.9 million in consumable drilling equipment inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.
This acquisition was accounted for using the acquisition method. The Company consolidated the underlying assets acquired and liabilities assumed as at the acquisition date.
The estimated fair values assigned to the assets acquired and liabilities assumed were based on internal estimates. The consideration paid was equal to the fair values of the net identifiable assets acquired and as a result there was no goodwill or bargain purchase gain recognized on acquisition.
The consideration paid and fair values of the identifiable assets acquired and liabilities assumed by the Company are as follows:

Fair value of net assets acquired (000s)
Property and equipment – intangible exploration and evaluation assets	$21,984
Property and equipment – other assets	807
Working capital (including cash - $215)	139
Total cost of acquisition	$22,930
The fair value of the acquired working capital approximates its carrying value due to its short-term nature.

2012	15

The Consolidated Financial Statements include the results of operations, working capital and other adjustments recorded for the 207 days remaining in the year ended December 31, 2012 after closing. The business acquired contributed an after-tax loss of $0.8 million to the Consolidated Statement of Earnings and Comprehensive Income for the year ended December 31, 2012, and contributed no revenue since it does not currently have production or sales. Had the transaction closed on January 1, 2012, the incremental after-tax loss reported by the Company is estimated to have been $1.7 million for the year ended December 31, 2012.
Costs related to the acquisition in the amount of $0.1 million were expensed as incurred in 2012 and included in general and administrative expenses in the Consolidated Statement of Earnings and Comprehensive Income.
West Bakr Concession
On December 29, 2011, the Company completed the acquisition of a 100% working interest in the West Bakr Concession (“West Bakr”) agreement in the Arab Republic of Egypt from the Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”). The transaction was structured as an all-cash deal, effective July 1, 2010, to acquire all the Egyptian assets of EPEDECO, funded through working capital and the Borrowing Base Facility. Total consideration for the transaction was $74.5 million, comprised of $52.6 million cash and $21.9 million payable to EPEDECO (which was subsequently paid in cash in 2012). Total consideration represents an initial $60.0 million base purchase price plus $14.5 million in working capital and other closing adjustments between the effective date and the acquisition closing date.

This acquisition was accounted for using the acquisition method. The Company consolidated the underlying assets acquired and liabilities assumed as at the acquisition date.

The estimated fair values assigned to the assets acquired and liabilities assumed were based on a combination of independent appraisals and internal estimates. The fair values of the net identifiable assets were in excess of the consideration paid and as a result there was a bargain purchase gain recognized immediately in the Consolidated Statement of Earnings and Comprehensive Income of $13.2 million. The bargain purchase gain relates primarily to the impact that the escalation of oil prices from the effective date of the acquisition (July 1, 2010) to the closing date (December 29, 2011) had on the fair value of the petroleum properties acquired.

The consideration paid and fair values of the identifiable assets acquired and liabilities assumed by the Company are as follows:

Fair value of net assets acquired (000s)
Property and equipment - petroleum properties	$74,500
Working capital (including cash - $684)	35,021
Property and equipment - other assets	314
Deferred taxes	(22,129)
Total identifiable net assets at fair value	87,706
Bargain purchase gain	(13,187)
Total cost of acquisition	$74,519

The fair value of the acquired accounts receivable ($34.2 million) approximate their carrying value due to their short term nature. None of the trade accounts receivable were impaired on the closing of the acquisition as it was expected that the entire balance would be collected in full.

The Consolidated Financial Statements include the results of operations, working capital and other adjustments recorded for the three days remaining in the year ended December 31, 2011 after closing. The Consolidated Statement of Earnings and Comprehensive Income for the year ended December 31, 2011 includes revenue of $1.1 million and after-tax earnings of $0.1 million generated from the assets acquired since the closing date. It is impracticable for the Company to determine the amounts of revenue and profit or loss of the West Bakr assets for the year ended December 31, 2011 in order to disclose proforma information as though the acquisition had occurred as of January 1, 2011 due to the fact that the data was not collected during this period in a manner that would be representative of the economic model of TransGlobe.

Acquisition-related costs in the amount of $0.6 million were expensed as incurred in 2011 and 2010 and included in general and administrative expenses in the Consolidated Statement of Earnings and Comprehensive Income.
5. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its derivative commodity contracts as financial assets or liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.
Carrying value and fair value of financial assets and liabilities are summarized as follows:

	December 31, 2012		December 31, 2011
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$82,974	$82,974	$44,009	$44,009
Loans and receivables	221,799	221,799	164,451	164,451
Financial liabilities at fair value through profit or loss	98,742	98,742	—	—
Other liabilities	65,472	67,037	131,301	133,692

16	2012

Assets and liabilities at December 31, 2012 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents and convertible debentures are classified as Level 1 and derivative commodity contracts as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.
Overview of Risk Management
The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:
• Credit risk
• Market risk
• Liquidity risk
This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these Consolidated Financial Statements.
The Board of Directors oversees management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.
Credit risk
Credit risk is the risk of loss if the counter-parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit losses in the collection of accounts receivable to-date.
Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian Government, and the recent political unrest in the country has increased TransGlobe’s credit risk. Despite these factors the Company still expects to collect in full all outstanding receivables.

(000s)
Trade receivables at December 31, 2012
Neither impaired nor past due	$51,645
Impaired	—
Not impaired and past due in the following period
Within 30 days	22,043
31-60 days	23,976
61-90 days	23,886
Over 90 days	99,467
In Egypt, the Company sold all of its 2012 and 2011 production to one purchaser. In Yemen, the Company sold all of its 2012 Block 32 production to one purchaser, and all of its 2011 Block 32 production to another purchaser. Block S-1 production was sold to one purchaser in 2012 and 2011. Management considers such transactions normal for the Company and the international oil industry in which it operates.
The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable international banking institutions.
Market risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
Commodity price risk
The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. As such, the Company uses derivative commodity contracts from time to time as part of its risk management strategy to manage commodity price fluctuations.

2012	17

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to earnings. The Company assesses these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counter-parties to settle the transactions outstanding as at the date of the Consolidated Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.
As there are no outstanding derivative commodity contracts at December 31, 2012, no assets or liabilities have been recognized on the Consolidated Balance Sheet for the current period.
Foreign currency exchange risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, convertible debentures, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in a decrease in the net earnings for the year ended December 31, 2012 of approximately $10.1 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would increase net earnings by $8.3 million for the same period. The Company does not utilize derivative instruments to manage this risk.
The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance for 2012 was $3.7 million in equivalent U.S. dollars.
Interest rate risk
Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2012 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net earnings, for the year ended December 31, 2012, by $0.5 million. The effect of interest rates decreasing by 1% would increase the Company’s net earnings, for the year ended December 31, 2012, by $0.5 million.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.
The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at December 31, 2012:

(000s)		Payment Due by Period 1 2
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes - Liability	$48,587	$48,587	$—	$—	$—
Long-term debt	Yes - Liability	18,450	—	18,450	—	—
Convertible debentures	Yes - Liability	98,742	—	—	98,742	—
Office and equipment leases [3]	No	14,728	6,819	2,324	2,072	3,513
Minimum work commitments [4]	No	4,350	4,350	—	—	—
Total		$184,857	$59,756	$20,774	$100,814	$3,513
[1] Payments exclude on going operating costs, finance costs and payments required to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at December 31, 2012 exchange rates.
[3] Office and equipment leases includes all drilling rig contracts.
[4] Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations. (See note 18)
The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.
The existing banking arrangement at December 31, 2012 consists of a Borrowing Base Facility of $71.0 million of which $18.5 million is drawn.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. Transaction costs of $4.6 million relating to the issuance of the convertible debentures were expensed in the twelve months ended December 31, 2012. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the

18	2012

date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88 per common share). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. The first semi-annual interest payment was made on September 30, 2012. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
Capital disclosures
The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as cash generated from operating activities before changes in non-cash working capital. Funds flow from operations may not be comparable to similar measures used by other companies.
The Company defines and computes its capital as follows:

(000s)	2012	2011
Shareholders’ equity	$435,860	$340,492
Long-term debt, including the current portion (net of unamortized transaction costs)	16,885	57,609
Convertible debentures	98,742	—
Cash and cash equivalents	(82,974)	(43,884)
Total capital	$468,513	$354,217
The Company’s debt-to-funds flow ratio is computed as follows:

(000s)	2012	2011
Long-term debt, including the current portion (net of unamortized transaction costs)	$16,885	$57,609
Convertible debentures	98,742	—
Total debt	115,627	57,609

Cash flow from operating activities	93,992	63,630
Changes in non-cash working capital	59,506	56,346
Funds flow from operations	$153,498	$119,976
Ratio	0.8	0.5
The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives. The Company is also subject to financial covenants in the Borrowing Base Facility that existed as at December 31, 2012. The key financial covenants are as follows:

•
Consolidated Financial Indebtedness to EBITDAX will not exceed 3.0 to 1.0. For the purposes of this calculation, Consolidated Financial Indebtedness shall mean the aggregate of all Financial Indebtedness of the Company. EBITDAX shall be defined as Consolidated Net Earnings before interest, income taxes, depreciation, depletion, amortization, accretion of abandonment liability, unrealized hedging losses and other similar non-cash charges (including expenses related to stock options), minus unrealized hedging gains and all non-cash income added to Consolidated Net Earnings.

•	Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.
The Company was in compliance with all financial covenants at December 31, 2012.
6. OIL REVENUE

(000s)	2012	2011
Oil sales	$633,992	$449,794
Less: Royalties	316,326	202,040
Oil sales, net of royalties	$317,666	$247,754

2012	19

7. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

(000s)	2012	2011
Interest expense	$8,006	$3,794
Issue costs for convertible debentures	4,630	—
Amortization of deferred financing costs	1,265	1,189
Finance costs	$13,901	$4,983
8. CASH AND CASH EQUIVALENTS
Cash is comprised of cash on hand and balances with banks. There were no term deposits with original maturities longer than three months outstanding as at December 31, 2012 or December 31, 2011. As at December 31, 2012, the Company's cash and cash equivalents balance was comprised of cash balances of $32.8 million (2011 - $27.9 million) and cash equivalent balances (term deposits with maturities of less than three months) of $50.2 million (2011 - $16.0 million).
The Company’s exposure to interest rate risk is disclosed in Note 5.
9. ACCOUNTS RECEIVABLE
Accounts receivable is comprised of current trade receivables due from third parties. There were no amounts due from related parties and no loans to management or employees as at December 31, 2012 or December 31, 2011.
The Company’s exposure to credit, currency and interest rate risks related to trade and other receivables is disclosed in Note 5.
10. RESTRICTED CASH
As at December 31, 2012, the Company had restricted cash of $0.8 million (December 31, 2011 - $2.2 million) set aside in a debt service reserve account, as required by the Borrowing Base Facility (Note 16). This represents the aggregate amount of interest for six months on the loan balance outstanding based on the five-year forward interest strip. Amounts are deposited as required to maintain minimum reserve requirements.
11. INCOME TAXES
The Company’s deferred income tax assets and liabilities are as follows:

(000s)	2012	2011
Balance, beginning of year	$52,891	$35,207
Expenses related to the origination and reversal of temporary differences for:
Property and equipment	(221)	(9,261)
Non-capital losses carried forward	(4,330)	(2,008)
Long-term liabilities	(123)	—
Transactions costs	(951)	—
Share issue expenses	254	(707)
Changes in unrecognized tax benefits	4,843	7,531
Deferred income tax expense (recovery) recognized in earnings	(528)	(4,445)
Deferred income tax liabilities assumed from business combinations	—	22,129
Balance, end of year	$52,363	$52,891
The Company has non-capital losses of $45.0 million (2011 - $28.4 million) that expire between 2027 and 2032. No deferred tax assets have been recognized in respect of these unused tax losses. The Company has additional $5.0 million (2011 - $5.3 million) in unrecognized tax benefits arising in foreign jurisdictions.
Current income taxes represent income taxes incurred and paid under the laws of Yemen pursuant to the PSCs on Block 32 and Block S-1 and under the laws of Egypt pursuant to the PSCs on the West Gharib, West Bakr and East Ghazalat Concessions.

20	2012

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 25.0% (2011 – 26.5%) to income before taxes as follows:

(000s)	2012	2011
Income taxes calculated at the Canadian statutory rate	$43,952	$40,005
Increases (decreases) in income taxes resulting from:
Non-deductible expenses	3,551	3,667
Gain on acquisition	—	(5,347)
Changes in unrecognized tax benefits	4,843	7,531
Effect of tax rates in foreign jurisdictions[1]	35,787	24,142
Changes in tax rates and other	(58)	(426)
Income tax expense	$88,075	$69,572
[1] The statutory tax rates in Egypt and Yemen are 40.55% and 35.0%, respectively.
The Company's consolidated effective income tax rate for 2012 was 50.1% (2011 - 46.1%).
12. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2010	$22,609
Additions	6,991
Impairment loss	(12,147)
Balance at December 31, 2011	17,453
Additions	5,384
Acquisitions	26,219
Transfer to petroleum properties	(566)
Impairment loss	(76)
Balance at December 31, 2012	$48,414
The impairment loss recognized in 2011 in the amount of $12.1 million relates to Nuqra Block 1 in Egypt and represents all intangible exploration and evaluation asset costs that had been incurred at Nuqra up to December 31, 2011. It was determined that an impairment loss was necessary as no commercially viable quantities of oil had been discovered at Nuqra, and no further exploration and evaluation spending was planned as at December 31, 2011. The 2012 impairment loss of $0.1 million also relates to Nuqra Block 1, and represents the write-down of consumable drilling inventory (which was reported as exploration and evaluation assets) that was determined to be unusable in other drilling locations.

2012	21

13. PROPERTY AND EQUIPMENT

	Petroleum	Other
(000s)	Properties	Assets	Total
Balance at December 31, 2010	$205,854	$5,713	$211,567
Additions	61,266	1,861	63,127
Acquisitions	74,500	314	74,814
Balance at December 31, 2011	341,620	7,888	349,508
Additions	45,386	881	46,267
Acquisitions	—	1,086	1,086
Transfer from exploration and evaluation assets	566	—	566
Balance at December 31, 2012	$387,572	$9,855	$397,427

Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2010	$27,215	$2,940	$30,155
Depletion, depreciation and amortization for the year	33,881	1,200	35,081
Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2011	61,096	4,140	65,236
Depletion, depreciation and amortization for the year	45,581	1,365	46,946
Balance at December 31, 2012	$106,677	$5,505	$112,182

Net Book Value
At December 31, 2011	$280,524	$3,748	$284,272
At December 31, 2012	$280,895	$4,350	$285,245
Future development costs of $56.2 million (2011 - $37.1 million) for Proved and Probable reserves were included in the depletion calculation for the year ended December 31, 2012.
14. GOODWILL
The Company recorded no change in the carrying value of its goodwill during the year ended December 31, 2012. The acquisitions completed during the year ended December 31, 2012 did not result in any acquired goodwill.
Goodwill was assessed for impairment as at December 31, 2012 and December 31, 2011, and no impairment was recognized as a result of these assessments. The after-tax cash flows used to determine the recoverable amounts of the cash-generating units were discounted using an estimated year-end weighted average cost of capital of 15%.
15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities are comprised of current trade payables and accrued expenses due to third parties. There were no amounts due to related parties as at December 31, 2012 or December 31, 2011.
The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 5.
16. LONG-TERM DEBT
The contractual terms of the Company’s interest-bearing loans and borrowings are measured at amortized cost. As at December 31, 2012, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility are described below. For more information about the Company’s exposure to interest rate, foreign currency and liquidity risk, see Note 5.

	December 31	December 31
(000s)	2012	2011
Bank debt	$18,450	$60,000
Deferred financing costs	(1,565)	(2,391)
	16,885	57,609
Current portion of long-term debt	—	—
	$16,885	$57,609

22	2012

As at December 31, 2012, the Company had a $71.0 million Borrowing Base Facility of which $18.5 million was drawn. The Borrowing Base Facility is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 3.75% to 4.75% and is dependent on the amount drawn. During the year ended December 31, 2012, the average effective interest rate was 9.7% (2011 – 7.9%). As repayments on the Borrowing Base Facility are not expected to commence until 2014, the entire balance has been presented as a long-term liability on the Consolidated Balance Sheets. Repayments will be made on a semi-annual basis in order to reduce the amount borrowed to an amount no greater than the Borrowing Base. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the Borrowing Base Facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions in accordance with the terms of the Borrowing Base Facility. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.
The estimated future debt payments on long-term debt, as of December 31, 2012 are as follows:

(000s)
2013	$—
2014	3,950
2015	14,500
2016	—
2017	—
$18,450
17. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2011	$—
Issuance	97,851
Fair value adjustment	425
Foreign exchange adjustment	466
Balance at December 31, 2012	$98,742
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. Transaction costs of $4.6 million relating to the issuance of the convertible debentures were expensed in the twelve months ended December 31, 2012. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88 per common share). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. The first semi-annual interest payment was made on September 30, 2012. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at December 31, 2012 the convertible debentures were trading at a price of C$100.50 for a C$100.00 par value debenture. As a result, the Company has recognized a net expense of $0.4 million for the year ended December 31, 2012. Transaction costs of $4.6 million associated with the issuance of the convertible debentures were recognized through earnings as incurred.
18. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office and equipment leases (Note 5).
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2014.
Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee up to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. Based on the Company's annual Reserve Report effective December 31, 2012, no additional fees are due in 2013.
Pursuant to the June 7, 2012 share purchase agreement for a 60% operated interest in the South Mariut concession in Egypt, the Contractor (Joint Interest Partners) has a minimum financial commitment of $9.0 million ($5.4 million to TransGlobe) for three exploration wells ($3.0 million each) which were commitments from the original exploration period and were carried into the first three-year extension period, which expires on April 5, 2013. The Company issued three $3.0 million letters of credit to guarantee performance under this extension period and finished drilling the first of three planned wells subsequent to December 31, 2012 which has reduced the letters of credit to $6.0 million ($3.6 million to TransGlobe). There is a further two-year extension available under the terms of the PSC.

2012	23

Pursuant to the June 7, 2012 and July 26, 2012 share purchase agreements for a combined 100% operated interest in the South Alamein PSC in Egypt, the Company has a commitment to drill one well (all financial commitments have been met) prior to the termination of the final two-year extension period, which expires on April 5, 2014.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at December 31, 2012.
19. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	December 31, 2012		December 31, 2011
000’s	Shares	Amount	Shares	Amount
Balance, beginning of year	73,055	$154,263	67,576	$80,106
Share issuance			5,000	75,594
Stock options exercised	739	3,333	479	1,946
Share-based compensation on exercise	—	1,125	—	628
Share issue costs	—	—	—	(4,011)
Balance, end of year	73,794	$158,721	73,055	$154,263
20. SHARE-BASED PAYMENTS
The Company adopted a stock option plan in May 2007 (the “Plan”) and reapproved unallocated options issuable pursuant to the Plan in May 2010. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. All grants of stock options currently outstanding vest one-third on each of the first, second and third anniversaries of the grant date. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
The following tables summarize information about the stock options outstanding and exercisable at the dates indicated:

	2012		2011
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of year	4,760	6.81	4,156	3.80
Granted	1,327	11.43	1,134	12.65
Exercised	(739)	4.49	(479)	4.06
Forfeited	(238)	9.82	(51)	6.28
Options outstanding, end of year	5,110	8.19	4,760	6.81
Options exercisable, end of year	2,713	5.69	2,440	4.31

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
	Number	Average	Weighted-	Number	Average	Weighted-
Exercise	Outstanding at	Remaining	Average	Exercisable at	Remaining	Average
Prices	December 31, 2012	Contractual	Exercise Price	December 31, 2012	Contractual	Exercise
(C$)	(000s)	Life (Years)	(C$)	(000s)	Life (Years)	Price (C$)
2.27-4.00	1,329	1.2	3.06	1,302	1.2	3.05
4.01-6.00	539	0.8	5.07	463	0.5	5.08
6.01-8.00	679	2.4	7.37	453	2.4	7.37
8.01-10.00	450	3.6	8.98	169	2.9	8.50
10.01-12.00	1,212	4.4	11.60	6	3.5	10.90
12.01-15.12	901	3.3	13.27	320	3.3	13.38
	5,110	2.7	8.19	2,713	1.7	5.69

24	2012

Share–based compensation
Compensation expense of $4.3 million was recorded in general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during year ended December 31, 2012 (2011 - $3.4 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model. The weighted average fair value of options granted during the period and the assumptions used in their determination are as noted below:

	2012	2011
Weighted average fair market value per option (C$)	3.98	4.22
Risk free interest rate (%)	1.33%	1.82%
Expected volatility (based on actual historical volatility) (%)	53.09%	50.60%
Dividend per share	—	—
Expected forfeiture rate (non-executive employees) (%)	8.48%	9.34%
Suboptimal exercise factor	1.25	1.25
All options granted vest annually over a three-year period and expire five years after the grant date. During the year ended December 31, 2012, employees exercised 739,000 (2011 – 479,000) stock options. The fair value related to these options was $1.1 million, (2011 - $0.6 million) at time of grant and has been transferred from contributed surplus to share capital. As at December 31, 2012 and December 31, 2011, the entire balance in contributed surplus was related to previously recognized stock-based compensation expense on equity-settled stock options.
Share appreciation rights plan
In addition to the Company’s stock option plan, the Company also issues share appreciation rights (“units”) under the share appreciation rights plan, which was adopted in March 2010. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company and instead receives cash. Units granted under the share appreciation rights plan vest one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted expire five years after the grant date. The following table summarizes information about the share appreciation rights outstanding and exercisable at the dates indicated:

	2012		2011
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	Of	Exercise
(000s, except per share amounts)	Units	Price (C$)	Units	Price (C$)
Units outstanding, beginning of year	105	6.04	150	6.61
Granted	48	11.65	—	—
Exercised	—	—	(15)	7.94
Forfeited	—	—	(30)	7.94
Units outstanding, end of year	153	7.80	105	6.04
Units exercisable, end of year	70	6.04	35	6.04
For the year ended December 31, 2012, compensation expense of $0.2 million was recorded in general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income (2011 – expense recoveries of $0.3 million) in respect of cash-settled, share-based payment transactions. The carrying amount of liabilities for cash-settled arrangements as at December 31, 2012 was $0.5 million (2011 - $0.3 million) and the total fair value of the liability for vested benefits as at December 31, 2012 was $0.4 million (2011 - $0.1 million).
21. PER SHARE AMOUNTS
In calculating the earnings per share, basic and diluted, the following weighted-average shares were used:

(000s)	2012	2011
Weighted-average number of shares outstanding	73,380	72,529
Dilutive effect of stock options	2,143	2,408
Weighted-average number of diluted shares outstanding	75,523	74,937
In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the year ended December 31, 2012, the Company excluded 2,112,400 stock options (2011 – 1,016,500) as their exercise price was greater than the average common share market price in the year.
The convertible debentures are dilutive in any period in which earnings per share is reduced by the effect of adjusting net earnings for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures. The convertible debentures were anti-dilutive for the year ended December 31, 2012.

2012	25

22. RELATED PARTY DISCLOSURES
Details of controlled entities are as follows*:

		Ownership Interest	Ownership Interest
	Country of	2012	2011
	Incorporation	(%)	(%)
TransGlobe Petroleum International Inc.	Turks & Caicos	100	100
TG Holdings Yemen Inc.	Turks & Caicos	100	100
TG West Yemen Inc.	Turks & Caicos	100	100
TransGlobe West Bakr Inc.	Turks & Caicos	100	100
TransGlobe West Gharib Inc.	Turks & Caicos	100	100
TransGlobe GOS Inc.	Turks & Caicos	100	100
TG Holdings Egypt Inc.	Turks & Caicos	100	—
TG South Alamein Inc.	Turks & Caicos	100	—
TG South Mariut Inc.	Turks & Caicos	100	—
TG South Alamein II B.V.	Netherlands	100	—
* Includes only entities that were active as at December 31, 2012.
23. COMPENSATION OF KEY MANAGEMENT PERSONNEL
Key management personnel have been identified as the board of directors and the six executive officers of the Company in 2012 (2011 - four executive officers).
Key management personnel remuneration consisted of the following:

(000s)	2012	2011
Salaries, incentives and short-term benefits	$3,487	$2,380
Share-based compensation	2,276	1,522
	$5,763	$3,902

26	2012

24. SEGMENTED INFORMATION
The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
The accounting policies of the operating segments are the same as the Company’s accounting policies. The following is an analysis of reported segment earnings, revenues, operating expenses and depreciation, depletion and amortization expenses analyzed by operating segment and reconciled to the Company’s Consolidated Financial Statements:

	Egypt		Yemen		Total
(000s)	2012	2011	2012	2011	2012	2011
Revenue
Oil sales, net of royalties and other	$296,885	$215,851	$20,781	$31,903	$317,666	$247,754
Gain on acquisition	—	13,187	—	—	—	13,187
Other income	45	6	25	14	70	20
Total segmented revenue	296,930	229,044	20,806	31,917	317,736	260,961

Segmented expenses
Production and operating	43,247	27,407	9,120	9,255	52,367	36,662
Depletion, depreciation and amortization	44,442	31,035	2,095	3,585	46,537	34,620
Income taxes - current	84,935	66,630	3,668	7,387	88,603	74,017
Income taxes - deferred	(1,029)	(4,606)	501	161	(528)	(4,445)
Impairment loss	76	12,147	—	—	76	12,147
Total segmented expenses	171,671	132,613	15,384	20,388	187,055	153,001
Segmented earnings	$125,259	$96,431	$5,422	$11,529	130,681	107,960

Non-segmented expenses (income)
Derivative loss (gain) on commodity contracts					125	807
Exploration					368	1,561
General and administrative					28,206	18,893
Foreign exchange loss					(105)	310
Depreciation and amortization					409	461
Unrealized loss on financial instruments					425	—
Finance revenue					(382)	(447)
Finance costs					13,901	4,983
Total non-segmented expenses					42,947	26,568

Net earnings for the year					$87,734	$81,392

Capital expenditures
Exploration and development	$50,220	$63,177	$1,239	$5,495	$51,459	$68,672
Asset acquisitions	—	74,814	—	—	—	74,814
Corporate acquisitions					27,259	—
Corporate					192	1,447
Total capital expenditures					$78,910	$144,933

2012	27

The carrying amounts of reportable segment assets and liabilities are as follows:

December 31, 2012
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$33,321	$15,093	$48,414
Property and equipment
Petroleum properties	246,702	34,193	280,895
Other assets	2,439	—	2,439
Goodwill	8,180	—	8,180
Other	282,627	5,106	287,733
Segmented assets	573,269	54,392	627,661
Non-segmented assets			25,764
Total assets			$653,425

Liabilities
Accounts payable and accrued liabilities	$41,406	$1,321	$42,727
Deferred taxes	42,082	10,281	52,363
Segmented liabilities	83,488	11,602	95,090
Non-segmented liabilities			122,475
Total liabilities			$217,565

December 31, 2011
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$2,915	$14,538	$17,453
Property and equipment
Petroleum properties	244,920	35,604	280,524
Other assets	1,619	—	1,619
Goodwill	8,180	—	8,180
Other	184,545	14,269	198,814
Segmented assets	442,179	64,411	506,590
Non-segmented assets			19,216
Total assets			$525,806

Liabilities
Accounts payable and accrued liabilities	$67,170	$2,226	$69,396
Deferred taxes	43,112	9,779	52,891
Segmented liabilities	110,282	12,005	122,287
Non-segmented liabilities			63,027
Total liabilities			$185,314

28	2012

25. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

(000s)	2012	2011
Operating Activities
(Increase) decrease in current assets
Accounts receivable	$(58,792)	$(58,803)
Prepaids and other	(2,207)	(1,245)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	1,493	3,702
	$(59,506)	$(56,346)

(000s)	2012	2011
Investing Activities
(Increase) decrease in current assets
Prepaids and other	$2,806	$(3,330)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(28,117)	28,020
	$(25,311)	$24,690

(000s)	2012	2011
Financing Activities
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	$—	$139
	$—	$139

2012	29

Submitted herewith:

(1)    2012 Annual Report
(2)    2012 MD&A
(3)    2012 Consolidated Financial Statements
(4)    Form 52-109F1 “Certificate of Annual Filings”, CEO
(5)    Form 52-109F1 “Certificate of Annual Filings”, CFO
(6)    OSC Participation Fee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: March 7, 2013	By: /s/ Randy C. Neely
Randy C. Neely
Vice President Finance & CFO

2012	30